December 19, 2008

TO:

British Columbia Securities Commission

Alberta Securities Commission

The Board of Directors of Strathmore Minerals Corp. (the "Corporation") has resolved to propose to the shareholders of the Corporation at the next annual general meeting of the shareholders of the Corporation. that successor auditors, Ernst & Young LLP, Chartered Accountants, be appointed the auditors of the Corporation. The former auditors, Deloitte & Touche LLP has agreed to resign as auditors of the corporation effective as of December 19, 2008, and such has been approved by the Corporation's audit committee and the board of directors.

TAKE NOTICE THAT:

1.

The former auditor has not issued an opinion on the Corporation's financials statements for the two most recently completed fiscal years as they were appointed subsequent to their completion.

2.

In the opinion of the Corporation, as at the date hereof, there have been no Reportable Events (as such term is defined in National Instrument 51-102) in connection with the audits for the period commencing at the beginning of the Corporation's two most recently completed financial years.

STRATHMORE MINERALS CORP.